DC
No Act
12-28-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047025

February 15, 2007

Christopher A. Butner
Assistant Secretary – Corporate Governance Legal
Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/15/2007

Re: Chevron Corporation
Incoming letter dated December 28, 2006

Dear Mr. Butner:

This is in response to your letters dated December 28, 2006, December 29, 2006, and February 7, 2007 concerning the shareholder proposal submitted to Chevron by Lucy M. Kessler. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

93410

Chevron

Christopher A. Butner
Assistant Secretary -
Corporate Governance
Legal

Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

December 28, 2006

By Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal

Dear Sir/Madam:

This submission is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Chevron Corporation (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requesting confirmation that the Staff of the Division of Corporation Finance ("Staff") will not recommend any enforcement action if, in reliance upon Rule 14a-8, the Company excludes from its definitive proxy materials for the Company's 2007 Annual Meeting of Stockholders ("Proxy Materials") a shareholder proposal (the "Proposal") submitted by Lucy M. Kessler ("Proponent").

The Company respectfully requests that the Staff concur with the Company's view that the Proposal is excludable under Rule 14a-8(i)(10), which allows exclusion of proposals that have been substantially implemented. Pursuant to Rule 14a-8(j), six copies of this letter, including the attachments, are enclosed. One copy of this submission, including the attachments, has been sent to the Proponent and the Proponent's designated representative, John Chevedden, for delivery simultaneously with the filing of this submission with the Commission.

I. The Proposal

The Proposal recommends that the Board of Directors take each step necessary to adopt a simple majority vote applicable to the greatest extent possible. A copy of the Proposal, together with all correspondence between the Company and the Proponent's representative (including discussions relating to withdrawal), are attached hereto as Attachment A.

II. The Proposal is Excludable under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal from its proxy materials if "the company has already substantially implemented the proposal." The Staff has consistently taken the position that a company may exclude a stockholder proposal requesting elimination of supermajority voting requirements under Rule 14a-8(i)(10) as "substantially implemented" when the company's board of directors has resolved to seek stockholder approval at the next annual meeting to amend the company's certificate of incorporation and bylaws to eliminate supermajority voting requirements. *See FedEx Corporation* (June 26, 2006); *Northrop Grumman Corporation* (March 28, 2006); *Citigroup Inc.* (March 10, 2006); *Baxter International Inc.* (February 26, 2006); *Johnson & Johnson* (February 13, 2006); and *Pfizer Inc.* (January 31, 2006)(in each of these no-action letters, a substantially similar or identical proposal was allowed to be excluded under Rule 14-8(i)(10)).

The Company's By-Laws do not contain any supermajority provisions. The Company's Restated Certificate of Incorporation contains the following supermajority voting provisions:

(a) Article VII requires the affirmative vote of two-thirds of the outstanding shares of Common Stock or a majority of the outstanding shares excluding any shares owned by a 10% stockholder in order to proceed with an "extraordinary transaction" (as defined in Article VII) if a "Fairness Committee" of the Board (which is automatically established during any period there is a 10% stockholder) determines that it is not in the best interests of the Company and its stockholders to proceed without the ratification by the stockholders. In addition, Article VII cannot be amended or repealed without the affirmative vote of two-thirds of the outstanding shares of Common Stock; and

(b) Paragraph 4 of Article VIII requires the affirmative vote of two-thirds of the outstanding shares to of Common Stock to change or repeal any provision of Article VIII. Article VIII requires no less than thirty day's notice of a stockholders' meeting or any business to be conducted at such meeting and requires that any action by stockholders must be taken at an annual or special meeting.

The Company's Board of Directors is not scheduled to meet until after the deadline for submitting a no-action request to exclude a stockholder proposal from the Company's Proxy Materials. Accordingly, the Company is requesting that, if the Board of Directors adopts a resolution to seek stockholder approval at the 2007 annual meeting to amend the Company's Certificate of Incorporation to repeal the supermajority provisions in Article VII and paragraph 4 of Article VIII and to recommend that the Company's stockholders vote in favor of such approval at the 2007 annual meeting of stockholders (which, if approved by the stockholders at the 2007 annual meeting, will result in there being no supermajority vote requirements in the Company's Certificate of Incorporation of By-Laws), the Staff will concur with the Company that it has substantially implemented the Stockholder Proposal and thus may exclude the Stockholder Proposal under Rule 14a-8(i)(10).

III. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials.

If the Commission has any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned by telephone at (925) 842-2796.

Very truly yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures
cc (w/enclosures) by overnight delivery:
Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

ATTACHMENT A

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. David J. O'Reilly
Chairman
Chevron Corporation (CVX)
6001 Bollinger Canyon Rd
San Ramon CA 94583

Rule 14a-8 Proposal

Dear Mr. O'Reilly,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Lucy M. Kessler

11/14/06

cc: Lydia I. Beebe
Corporate Secretary
PH: 925 842-1000
FX: 925 842-3530
F: 925-842-2846

[Rule 14a-8 Proposal, November 14, 2006]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents.

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771 sponsors this proposal.

This topic won a 66% yes-vote average at 20 major companies in 2006. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example, in requiring a 67%-vote on at least one key governance issue, if our vote is an overwhelming 66%-yes and only 1%-no — only 1% could force their will on our 67%-majority.

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company "High Concern" in Executive Pay.
- We had no Independent Chairman – Independent oversight concern.
- Plus our lead director had 24-years tenure – Independence concern.
- A 67% shareholder vote was required to make key changes – Entrenchment concern.
- Cumulative voting was not allowed.
- Poison pill: Chevron adopted a policy in 2004 to first require poison pill shareholder approval, and second to allow our board to override this shareholder approval. The Corporate Library said this "override" provision undermined the shareholder approval requirement.
- Four of our directors were allowed to hold from 4 to 5 director seats each – Over-extension concern.
- Two director had 17 or 24 years tenure – Independence concern.

- Our directors also served on 6 boards rated D or F by the Corporate Library:

1) Mr. Nun	Coca-Cola (KO)	F-rated
	General Electric (GE)	D-rated
	Total Systems (TSS)	D-rated
2) Mr. Sugar	Northrop (NOC)	D-rated
3) Mr. Rice	Wells Fargo (WFC)	D-rated
	Amgen (AMGN)	F-rated

Mr. Nun and Mr. Sugar were also designated as "Accelerated Vesting" directors by The Corporate Library due to their involvement with a board that accelerated the vesting of stock options just prior to implementation of FAS 123R policies in order to avoid recognizing the related expense – which is now required.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes to:

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Ho, Carrie (CARH)

From: Corporate Governance Correspndence
Sent: Monday, November 27, 2006 2:47 PM
To: 'olmsted7p@earthlink.net'
Subject: CVX stockholder proposal letter

Attachments: Document.pdf; Document.pdf

Dear Mr. John Chevedden,

Please see attached documents.

Document.pdf (106 KB)

SEC Rule 14a-8

Document.pdf (1 MB)

Chevron Corporation
Corporate Governance Department
Ph: 1.877.259.1501
e-mail: corpgov@chevron.com

Chevron

Christopher A. Butner
Assistant Corporate Secretary
Corporate Governance--Legal

Corporate Governance
6001 Bollinger Canyon Road
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

November 27, 2006

Via overnight delivery

Ms. Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Dear Ms. Kessler:

On November 16, 2006, we received your correspondence dated November 14, 2006, submitting a stockholder proposal for inclusion in the company's Proxy Statement for the 2007 annual meeting of stockholders.

Pursuant to SEC Rule 14a-8(b)(2), please provide proof of ownership in Chevron common stock by a written statement from the "record" holder (usually a broker or bank), verifying that, as of November 16 (the date of submission of the proposal) and continuously for at least one year prior thereto, Lucy M. Kessler has been the owner of Chevron common stock of at least $2,000 in market value (or stating the number of shares).

The requested documents may be sent by U.S. Postal Service, overnight delivery, e-mail or facsimile to the address above. Pursuant to SEC Rule 14a-8(f), **we must receive the information no later than 14 days from the date you receive this letter**. Enclosed is a copy of SEC Rule 14a-8 for your convenience.

Sincerely,

Enclosure

cc: Mr. John Chevedden
2215 Nelson Avenue No. 205
Redondo Beach, CA 90278
E-mail: Olmsted7p@earthlink.net

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's *securities entitled to be voted on the proposal* at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at *the time you submitted your proposal*, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*. If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

▲ PEEL HERE PEEL HERE ▲

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To(Company):
Ms. Lucy M. Kessler

7802 Woodville Road

Mt. Airy, MD 21771
UNITED STATES

Attention To: Ms. Lucy M. Kessler
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1239 8/99 S

Butner, Christopher A (CButner)

From: J [olmsted7p@earthlink.net]

Sent: Monday, November 27, 2006 3:06 PM

To: Butner, Christopher A (CButner)

Subject: (CVX) stockholder proposal

Mr. Butner,
Thank you for the email acknowledgement.
Sincerely,
John Chevedden

Private Banking
and Investment Group

The Locniskar Group
Private Wealth Advisors
500 Woodward Ave., #3000
Detroit, Michigan 48226
313 446 1000 T
313 567 1198 F
800 825 3262 TTY
dana_locniskar@ml.com

November 16, 2006

Mrs. Lucy Kessler
7802 Woodville Road
Mt. Airy, MD 21771

To Whom It May Concern:

I can confirm that Lucy Kessler has owned the listed stocks below continuously since October 1, 2005.

215	Abbott Labs (ABT)
270	Chevron (CVX)
25	Bank of America (BAC)
14	Bear Sterns (BSC)
45	Boston Scientific (BSX)
67	Comcast Corp (CMCSA)
57	Gap Stores (GPS)
215	PNC Financial (PNC)
34	Washington Mutual (WM)

If you have any questions, please give me a call.

With best regards,

Daniel F. Angelucci
Vice President
Private Wealth Advisor

DFA:db

Post-it® Fax Note 7671	Date 11-27-06 # of pages ▶
To Christopher Butner	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 925-842-3530 -2146	Fax #

Butner, Christopher A (CButner)

From:	Butner, Christopher A (CButner)
Sent:	Tuesday, December 19, 2006 3:29 PM
To:	'olmsted7p@earthlink.net'
Cc:	Beebe, Lydia (Lydia.Beebe); Butner, Christopher A (CButner)
Subject:	Supermajority Vote

Dear Mr. Chevedden:

Thank you for your time today. This is to confirm our discussion that the By-Laws (attached for your reference) contain no supermajority voting provisions, and that the Certificate of Incorporation (also attached for your reference) contains two super-majority voting provisions, one in Article VII and one in Article VIII, as follows:

1) Article VII provides that a "Fairness Committee" of the Board is established during any period there is a 10% stockholder. If an extraordinary transaction (defined in Article VII) is proposed, and the Fairness Committee determines it is not in the best interests of Chevron and its stockholders to proceed without the ratification by the stockholders, the transaction cannot proceed without the affirmative vote of two-thirds of the outstanding shares of Common Stock or a majority of the outstanding shares excluding any shares owned by the 10% stockholder. Article VII cannot be amended or repealed without the affirmative vote of two-thirds of the outstanding shares of Common Stock; and

2) Article VIII, paragraph 4 provides that no provision of Article VIII (which deals with notice for stockholders' meetings) can be amended without the affirmative vote of two-thirds of the outstanding shares of Common Stock.

As we discussed, we expect the Board to consider the repeal of these supermajority provisions, which would be accomplished by a proposal recommended by the Board to the stockholders for the upcoming annual meeting to amend the Certificate of Incorporation to repeal these provisions. Given that this would achieve the purpose of your proposal, please let me know if you would be willing to withdraw your proposal contingent on the Board recommending to the stockholders at the upcoming annual meeting an amendment to the Certificate to repeal these supermajority provisions. Please let me know when you have had a chance to review this.

Thank you, again, for your time and consideration.

Christopher A. Butner
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax

Tracking:

Recipient	Delivery	Read
'olmsted7p@earthlink.net'		
Beebe, Lydia (Lydia.Beebe)	Delivered: 12/19/2006 3:29 PM	Read: 12/20/2006 8:16 AM
Butner, Christopher A (CButner)	Delivered: 12/19/2006 3:29 PM	Read: 12/19/2006 3:33 PM

Butner, Christopher A (CBoutner)

From: J [olmsted7p@earthlink.net]

Sent: Tuesday, December 19, 2006 6:58 PM

To: Butner, Christopher A (CButner)

Subject: (CVX) Supermajority Vote

Dear Mr. Butner,
Thank you for the telephone call today and email message. (Apparently the By-Laws and Certificate were not attached.)
An agreement might include something like this: That effective within 2 days of the board acting and making its act public the rule 14a-8 proposal would be withdrawn. This is of course contingent on adoption requiring no more than a two-thirds vote and the company would make any contact necessary with shareholders (especially large shareholders) to make sure the two-thirds vote was obtained.
Sincerely,
John Chevedden

Butner, Christopher A (CButner)

From:	Butner, Christopher A (CButner)
Sent:	Wednesday, December 20, 2006 10:33 AM
To:	'olmsted7p@earthlink.net'
Cc:	Butner, Christopher A (CButner)
Subject:	FW: Supermajority Vote
Attachments:	njim-RED by-laws 062905_.doc; njim-RED restated cert of inc 050905.DOC

njim-RED by-laws 062905_.doc (...   njim-RED restated cert of inc ...

Christopher A. Butner
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax

From:	Butner, Christopher A (CButner)
Sent:	Tuesday, December 19, 2006 3:29 PM
To:	'olmsted7p@earthlink.net'
Cc:	Beebe, Lydia (Lydia.Beebe); Butner, Christopher A (CButner)
Subject:	Supermajority Vote

Dear Mr. Chevedden:

Thank you for your time today. This is to confirm our discussion that the By-Laws (attached for your reference) contain no supermajority voting provisions, and that the Certificate of Incorporation (also attached for your reference) contains two super-majority voting provisions, one in Article VII and one in Article VIII, as follows:

1) Article VII provides that a "Fairness Committee" of the Board is established during any period there is a 10% stockholder. If an extraordinary transaction (defined in Article VII) is proposed, and the Fairness Committee determines it is not in the best interests of Chevron and its stockholders to proceed without the ratification by the stockholders, the transaction cannot proceed without the affirmative vote of two-thirds of the outstanding shares of Common Stock or a majority of the outstanding shares excluding any shares owned by the 10% stockholder. Article VII cannot be amended or repealed without the affirmative vote of two-thirds of the outstanding shares of Common Stock; and

2) Article VIII, paragraph 4 provides that no provision of Article VIII (which deals with notice for stockholders' meetings) can be amended without the affirmative vote of two-thirds of the outstanding shares of Common Stock.

As we discussed, we expect the Board to consider the repeal of these supermajority provisions, which would be accomplished by a proposal recommended by the Board to the stockholders for the upcoming annual meeting to amend the Certificate of Incorporation to repeal these provisions. Given that this would achieve the purpose of your proposal, please let me know if you would be willing to withdraw your proposal contingent on the Board recommending to the stockholders at the upcoming annual meeting an amendment to the Certificate to repeal these supermajority provisions. Please let me know when you have had a chance to review this.

Thank you, again, for your time and consideration.

Christopher A. Butner
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax

Tracking:	**Recipient**	**Delivery**	**Read**
	'olmsted7p@earthlink.net'		
	Butner, Christopher A (CButner)	Delivered: 12/20/2006 10:33 AM	Read: 12/20/2006 11:13 AM

Butner, Christopher A (CBùtner)

From: J [olmsted7p@earthlink.net]

Sent: Wednesday, December 20, 2006 8:31 PM

To: Butner, Christopher A (CButner)

Subject: (CVX) Supermajority Vote

Dear Mr. Butner,
Thank you for the By-Laws and Certificate. I look forward to your response on this after there is time to review it:
An agreement might include something like this: That effective within 2 days of the board acting and making its act public the rule 14a-8 proposal would be withdrawn. This is of course contingent on adoption requiring no more than a two-thirds vote and the company would make any contact necessary with shareholders (especially large shareholders) to make sure the two-thirds vote was obtained.
Sincerely,
John Chevedden

Butner, Christopher A (CButner)

From: Butner, Christopher A (CButner)
Sent: Thursday, December 21, 2006 4:25 PM
To: 'J'
Subject: RE: (CVX) Supermajority Vote

Dear Mr. Chevedden:

I would propose that Ms. Kessler sign a letter that states the following:

"I agree to withdraw my stockholder proposal submitted by letter dated November 14, 2006 provided that the Preliminary Proxy Statement and Definitive Proxy Statement filed for the 2007 Annual Stockholders' Meeting contains a management proposal to be acted on by the stockholders at the annual meeting to amend the Restated Certificate of Incorporation to remove the supermajority voting provision contained in Article VII of the Certificate and the supermajority provision contained in Article VIII, paragraph 4 of the Certificate (understanding that such amendments would require the affirmative vote of two-thirds of the outstanding shares of common stock entitled to vote); and provided further that the Board of Directors recommends in the Proxy Statement that the stockholders vote "for" such management proposal. I understand that that Company will contact at least 20 of the Company's largest known stockholders to encourage them to support the management proposal."

If this is acceptable to you, please have Ms. Kessler sign and send the letter to me. You can fax it if you wish to (925) 842-2846. Thank you for your time, and please feel free to call me if you have any questions or need to discuss further.

Christopher A. Butner
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax

From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 20, 2006 8:31 PM
To: Butner, Christopher A (CButner)
Subject: (CVX) Supermajority Vote

Dear Mr. Butner,
Thank you for the By-Laws and Certificate. I look forward to your response on this after there is time to review it:
An agreement might include something like this: That effective within 2 days of the board acting and making its act public the rule 14a-8 proposal would be withdrawn. This is of course contingent on adoption requiring no more than a two-thirds vote and the company would make any contact necessary with shareholders (especially large shareholders) to make sure the two-thirds vote was obtained.
Sincerely,
John Chevedden

Butner, Christopher A (CBútner)

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 21, 2006 10:17 PM
To: Butner, Christopher A (CButner)
Subject: (CVX) Supermajority Vote

Mr. Butner, I hope that this text would work: Would agree to withdraw the respective rule 14a-8 proposal effective two days after the board acts to place a company proposal on the 2007 ballot, and agrees that large shareholders will be solicited to obtain the two-thirds vote required to eliminate the last of the company's supermajority provisions and makes a public announcement of the above.
Sincerely,
John Chevedden
cc: Lucy Kessler

Butner, Christopher A (CButner)

From: Butner, Christopher A (CButner)
Sent: Friday, December 22, 2006 4:37 PM
To: 'J'
Cc: Beebe, Lydia (Lydia.Beebe)
Subject: RE: (CVX) Supermajority Vote

Mr. Chevedden:

As we discussed, I would prefer the following, modeled after your language below:

"I agree to withdraw my stockholder proposal to be effective two days after the Board acts to amend the Restated Certificate of Incorporation to remove the supermajority voting provisions and to submit such amendment for stockholder vote on the ballot for the 2007 Annual Stockholders' Meeting and publicly announces the foregoing.
The Company agrees to contact at least 40 of the Company's largest shareholders to solicit support for the amendment."

Please let me know if this is acceptable, and, if so, please have Ms. Kessler sign and send the letter to me. You can fax it if you wish to (925) 842-2846. Thank you for your time, and please feel free to call me if you have any questions or need to discuss further.

Christopher A. Butner
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax

From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 21, 2006 10:17 PM
To: Butner, Christopher A (CButner)
Subject: (CVX) Supermajority Vote

Mr. Butner, I hope that this text would work: Would agree to withdraw the respective rule 14a-8 proposal effective two days after the board acts to place a company proposal on the 2007 ballot, and agrees that large shareholders will be solicited to obtain the two-thirds vote required to eliminate the last of the company's supermajority provisions and makes a public announcement of the above.
Sincerely,
John Chevedden
cc: Lucy Kessler

Butner, Christopher A (CButner)

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 27, 2006 6:47 PM
To: Butner, Christopher A (CButner)
Subject: (CVX)

Dear Mr. Butner,
Contingent on the Board acting to amend the Restated Certificate of Incorporation to remove all the company supermajority voting provisions and to submit such amendment for stockholder vote on the ballot for the 2007 Annual Stockholders' Meeting as one proposal and publicly announces the foregoing, I will withdraw the rule 14a-8 proposal on the same topic. The effective date of withdrawal will be two days after all the above is accomplished.

This is also contingent on the company agreeing to resubmit the above proposal to shareholders on the 2008 ballot if the required votes are not obtained at the 2007 annual meeting.

John Chevedden

Butner, Christopher A (CButner)

From: Butner, Christopher A (CButner)
Sent: Wednesday, December 27, 2006 7:48 PM
To: 'olmsted7p@earthlink.net'; Beebe, Lydia (Lydia.Beebe)
Subject: Re: (CVX)

Mr. Chevedden:

Thank you. Please have Ms. Kessler send the same text to me, since she is the proponent. Please know that, if I don't receive it by tomorrow, I will go ahead and send my no action request to the SEC to meet the deadline, but I will promptly withdraw the letter as soon as I receive the message from Ms. Kessler.

Thank you for your prompt attention to this matter, and please do not hesitate to contact me if you have any questions.

Christopher A. Butner
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax

-----Original Message-----
From: J
To: Butner, Christopher A (CButner)
Sent: Wed Dec 27 18:47:23 2006
Subject: (CVX)

Dear Mr. Butner,
Contingent on the Board acting to amend the Restated Certificate of Incorporation to remove all the company supermajority voting provisions and to submit such amendment for stockholder vote on the ballot for the 2007 Annual Stockholders' Meeting as one proposal and publicly announces the foregoing, I will withdraw the rule 14a-8 proposal on the same topic. The effective date of withdrawal will be two days after all the above is accomplished.

This is also contingent on the company agreeing to resubmit the above proposal to shareholders on the 2008 ballot if the required votes are not obtained at the 2007 annual meeting.

John Chevedden

Butner, Christopher A (CButner)

From: J [olmsted7p@earthlink.net]
Sent: Thursday, December 28, 2006 10:18 AM
To: Butner, Christopher A (CButner)
Subject: (CVX)

Mr. Butner, I have forwarded the paperwork to Ms. Kessler and will advise as soon as possible. Please confirm that this provision is agreed:
"This is also contingent on the company agreeing to resubmit the above proposal to shareholders on the 2008 ballot if the required votes are not obtained at the 2007 annual meeting."
Sincerely,
John Chevedden

Butner, Christopher A (CButner)

From: Butner, Christopher A (CButner)
Sent: Thursday, December 28, 2006 10:23 AM
To: 'J'
Cc: Beebe, Lydia (Lydia.Beebe)
Subject: RE: (CVX)

That is fine. Thank you.

Christopher A. Butner
Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
(925) 842-2796--Direct
(415) 238-1172--Cell
(925) 842-2846--Fax

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 28, 2006 10:18 AM
To: Butner, Christopher A (CButner)
Subject: (CVX)

Mr. Butner, I have forwarded the paperwork to Ms. Kessler and will advise as soon as possible. Please confirm that this provision is agreed:
"This is also contingent on the company agreeing to resubmit the above proposal to shareholders on the 2008 ballot if the required votes are not obtained at the 2007 annual meeting."
Sincerely,
John Chevedden

Chevron

Christopher A. Butner
Assistant Secretary -
Corporate Governance
Legal

Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

December 29, 2006

Dec. 29
(withdrawal request)

By Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Request for Omission of Stockholder Proposal

Dear Sir/Madam:

As evidenced by the attached correspondence from Ms. Lucy Kessler and Mr. John Chevedden, acting on behalf of Ms. Kessler, the stockholder proposal submitted by Ms. Kessler for inclusion in the Chevron Corporation definitive proxy materials for the 2007 annual meeting of stockholders has been withdrawn. Accordingly, Chevron hereby withdraws its request, made by letter dated December 28, 2006, of the Staff for no-action relief with respect to Ms. Kessler's proposal. Please do not hesitate to contact me if you have any questions. Thank you.

Very truly yours,

Christopher A. Butner

Christopher A. Butner
Assistant Secretary, Corporate Governance Legal

Enclosure
cc (w/ enclosures) by overnight delivery:
Ms. Lucy Kesssler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Exhibit A

Proponent's Withdrawal Correspondence

Post-it® Fax Note 7671	Date 12-29-06 # of pages ▶
To Christopher Butner	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 925-842-2846	Fax #

Dear Mr. Butner,
Contingent on the Board acting to amend the Restated Certificate of Incorporation to remove all the company supermajority voting provisions and to submit such amendment for stockholder vote on the ballot for the 2007 Annual Stockholders' Meeting as one proposal and publicly announces the foregoing, I will withdraw the rule 14a-8 proposal on the same topic. The effective date of withdrawal will be two days after all the above is accomplished.

This is also contingent on the company agreeing to resubmit the above proposal to shareholders on the 2008 ballot if the required votes are not obtained at the 2007 annual meeting.

Lucy Kessler

Date

Lucy Kessler
12/28/06

Butner, Christopher A (CButner)

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 27, 2006 6:47 PM
To: Butner, Christopher A (CButner)
Subject: (CVX)

Dear Mr. Butner,
Contingent on the Board acting to amend the Restated Certificate of Incorporation to remove all the company supermajority voting provisions and to submit such amendment for stockholder vote on the ballot for the 2007 Annual Stockholders' Meeting as one proposal and publicly announces the foregoing, I will withdraw the rule 14a-8 proposal on the same topic. The effective date of withdrawal will be two days after all the above is accomplished.

This is also contingent on the company agreeing to resubmit the above proposal to shareholders on the 2008 ballot if the required votes are not obtained at the 2007 annual meeting.

John Chevedden

Chevron

Christopher A. Butner
Assistant Corporate Secretary

Corporate Governance
Legal
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583
Tel 925-842-2796
Fax 925-842-2846

Facsimile

To	U.S. Securities and Exchange Commission Division of Corporation Finance	From	Christopher A. Butner
		Date	February 7, 2007
Fax	202 772-9201	Pages	3 (including cover)
Re	Omission of Stockholder Proposal	Urgent	☐ Routine ☐

2007 FEB -7 PM 1:23

Chevron

Christopher A. Butner
Assistant Secretary -
Corporate Governance
Legal

Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

February 7, 2007

By Overnight Delivery and Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal

Dear Sir/Madam:

This submission is being filed to supplement my letter dated December 28, 2006 ("December 28 Letter"), wherein I requested, on behalf of Chevron Corporation (the "Company"), confirmation that the Staff of the Division of Corporation Finance ("Staff") would not recommend enforcement action if the Company excludes from its definitive proxy materials for the Company's 2007 annual stockholders' meeting a shareholder proposal (the "Proposal") submitted by Lucy M. Kessler ("Proponent"). At the time of my December 28 Letter, the Company's Board of Directors was not scheduled to meet until after the deadline for submitting a no-action request to exclude a stockholder proposal from the Company's Proxy Materials. After the submission deadline, on January 31, 2007, the Company's Board of Directors adopted a resolution to amend the Company's Certificate of Incorporation to remove the supermajority vote provisions referenced in my December 28 Letter and to submit the amendment for stockholder approval at the Company's 2007 annual stockholders' meeting. This action brings the Company's circumstances squarely within the precedent established by the Staff as discussed in my December 28 Letter. Accordingly, the Company respectfully requests that the Staff concur with the Company's view that the Proposal is excludable under Rule 14a-8(i)(10). I would like to withdraw my request, made by letter dated December 29, 2006, to withdraw the Company's no-action request since the Proponent would not agree to remove the contingency from the Proponent's agreement to withdraw the Proposal.

If you have any questions about this matter or would like to request any further information, please do not hesitate to contact me by telephone at (925) 842-2796.

Very truly yours,

Christopher A. Butner

Christopher A. Butner
Assistant Secretary and Counsel

cc by overnight delivery:
Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chevron Corporation
Incoming letter dated December 28, 2006

The proposal recommends that the board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Chevron will provide shareholders at Chevron's 2007 Annual Meeting with an opportunity to approve amendments to Chevron's Certificate of Incorporation. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END